[LOGO] CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release

                    CORNER BAY - INCREASED POTENTIAL AT DEPTH
                       SUBSTANTIAL INCREASE OF RESOURCES.

MONTREAL, NOVEMBER 28, 2005 - CAMPBELL RESOURCES INC. (TSX: CCH, OTC BULLETIN
BOARD: CBLRF) is pleased to announce the latest results from the in-depth exploration drilling program underway at the Corner Bay project, a Campbell Resources Inc. wholly owned property.

The current diamond drilling program is focusing on the in-depth extension of the Corner Bay deposit. The preliminary results being very encouraging (ref:
September 22, 2005 press release), two drills were added to the project for a total of three. Results to-date are very encouraging and promising. Six holes have been completed and three more are in progress. The diamond drilling program for this year will end with these three last holes.

                                                                                                               Composite
                                                                                                                 assay
       Hole            Coordinates         Az./Incl./Length          From - To          True thickness          results
       # CB             UTM (N, E)          (deg./deg./m.)            (meter)                 (m)            (Cu %/meter)
------------------------------------------------------------------------------------------------------------------------------
      95-01             11,396.99           279/-59/1.251       1,137.92 - 1,139.93          0.80             3.29 / 2.01
                        52,029.50                               1,145.34 - 1,157.43          4.30            2.79 / 12.10
------------------------------------------------------------------------------------------------------------------------------
      05-91             11,498.66              277/-57/           846.46 - 855.93             3.0             3.38 / 9.50
                        52,173.38                                 861.89 - 863.82            0.60             3.18 / 1.90
------------------------------------------------------------------------------------------------------------------------------
      05-92             11,710.58           277/-58/1.494       1,432.62 - 1,448.77          7.30            9.27 / 16.10
                        52,204.03
------------------------------------------------------------------------------------------------------------------------------
      05-93              11 40700           277/-58/1.322          955.29-962.36             2.42             9.27 / 7.07
                        51 952.80                                  955.29-958.16             0.98
------------------------------------------------------------------------------------------------------------------------------
      05-94             11,716.00           277/-58/1.411                -                                        Nil
                        52,098.00
------------------------------------------------------------------------------------------------------------------------------
      05-95             11,533.61           277/-54/1254.5       1 155.39-1 159.33           1.95             3.29 / 3.98
                        52,145.34
------------------------------------------------------------------------------------------------------------------------------
      05-96             11,616.20              277/-58/                  -                                    in progress
                        52,090.30            in progress
------------------------------------------------------------------------------------------------------------------------------
      05-97             11,533.48              277/-58/                  -                   2.00           5.13 / 5.84 (1)
                        52,019.32            in progress                                                      in progress
------------------------------------------------------------------------------------------------------------------------------
      05-98             11,855.15              277/-58/                  -
                        51,994.63            in progress
------------------------------------------------------------------------------------------------------------------------------

 (1):  Mineralization east of the dyke;

CB-95-01 has intercepted two mineralized veins east of the dyke. On the west side of the dyke, drilling intercepted the structure over a 2-meter core length containing low copper grades.

CB-05-93 and 95 have intercepted mineralization on the west side of the dyke. The mineralizing system is highly developed and contained in a strong envelop of alteration.

CB-05-94 intercepted an important alteration zone which envelops the targeted mineralization. However, only small mineralized zones cm to dm were intercepted in this hole. These are characterized by pyrrhotine and pyrite poorly d with low quantities of chalcopyrite.

Holes CB-05-96, 97 and 98 are in progress. However, hole CB-05-97 has already intercepted the mineralization on the east side of the dyke. The vein was intercepted over 5.84 meters with an average grade of 5.13% Cu.

Generally, the mineralization is found in a strongly altered zone composed of chlorite, calcite and sericite. The varying proportions of these minerals give a brechiated look to the rock. The higher concentration of sulphides (chalcopyrite, pyrite) is found in a brechiated quartz and carbonate vein. The sulphides are usually found in a massive to semi-massive "splash" within the quartz. On either side of those "splashes", the sulphides are disseminated with quantities diminishing gradually.

Pulse EM and InfiniTEM type geophysical surveys were completed by Geophysique Abitibi on holes CB-95-01, CB-05-91 and 92. These surveys will allow for a better understanding of the mineralizing system in place and help in the planning of future drilling. The following three elements are of particular interest:

     - Mineralization intercepted in hole CB-05-91 corresponds to a strong "in hole" anomaly with a directional vector to the south and in depth suggesting a possible extension of the ore body in both directions.

     - Hole CB-95-01 shows a strong "off hole" anomaly towards the end of the drilling suggesting the presence of an ore body in front of the drilling (towards the west) and/or towards the surface.

     - In hole CB-05-92 a strong "in hole" type anomaly is associated to the mineralization intercepted in this hole. The strong energization suggests the presence of a non-negligible ore body. The directional vector is however badly defined.

A calculation of resources was completed on October 31, 2005. The up-date includes definition drilling in the upper portion of the ore body completed in the summer of 2004 and 2005 (surface - 600 meters in depth) as well as drillings F-44, 44W, 101, CB-95-01, CB-05-91 and 92 which intercepted the mineralization on the west side of the dyke.

                                                     CATEGORY                     TONNE (METRIC)                CU (%)
------------------------------------------------------------------------------------------------------------------------------
CUT-OFF GRADE AT 3% CU
------------------------------------------------------------------------------------------------------------------------------
                                               MEASURED RESOURCES                     642,000                    5.19
------------------------------------------------------------------------------------------------------------------------------
                                               INDICATED RESOURCES                    249,000                    5.62
------------------------------------------------------------------------------------------------------------------------------
                                               INFERRED RESOURCES                     589,000                    7.47
------------------------------------------------------------------------------------------------------------------------------


CUT-OFF GRADE AT 2% CU
------------------------------------------------------------------------------------------------------------------------------
                                               MEASURED RESOURCES                     894,000                    4.46
------------------------------------------------------------------------------------------------------------------------------
                                               INDICATED RESOURCES                    403,000                    4.51
------------------------------------------------------------------------------------------------------------------------------
                                               INFERRED RESOURCES                     869,000                    5.96
------------------------------------------------------------------------------------------------------------------------------

Principal parameters: True minimal width of 1.6 meters. Maximum radius of influence of 25, 50 and 75 meters respectively for the measured, indicated and inferred categories. High grades cut at 12% Cu. The polygon method is used for calculations.

The results tend to indicate that the Corner Bay deposit has a potential similar to that of various other deposits found on the north side of the Dore Lake complex. It is however the first demonstration that the south side of the complex holds mineralization at depth. The heart of the Chibougamau mining camp is located on the north side of this complex. It is host to over 15 copper and gold producers who have, to date, produced over 1.6 billion pounds of copper and
3.1 million ounces of gold.

Campbell is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Qualified person

The drilling program was carried out by the personnel of Campbell Resources, under the supervision of Mr. Jean Girard, geol. ing. Mr. Girard is a qualified person as defined by National Instrument 43-101. He has over 30 years of experience in exploration.


Assay Procedures


Samples from half of the split core were sent to Campbell laboratory in Chibougamau Quebec for gold and copper analysis. The samples were ground to better than 70% -200 mesh. A representative, 100 to 250 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 5-gram split of the pulp was assayed by atomic absorption. Check-assays were conducted on pulp (14.58g) for samples over 3.45 g/t Ay (0.100 opt Au) using fire assay with atomic absorption finish for samples assaying greater than 1 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au ).292 opt Au).


Portions of the original pulp of samples within the mineralized zone have been sent to an independent laboratory for additional check-assaying.


Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2004. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.


FOR MORE INFORMATION :

CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Cynthia Lane-Filiatrault, clane@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com

                                    [PICTURE]

                          [MAP OF CORNER BAY PROPERTY]